

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 30, 2008

Franco Baseotto
Executive Vice President and Chief Financial Officer
Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, New Jersey 08809

> **RE: Foster Wheeler Ltd.**
> **Form 10-K for Fiscal Year Ended December 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 28, 2008**
> **Proxy filed on March 25, 2008**
> **File No. 1-31305**

Dear Mr. Baseotto:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Business, page 2

2. Please expand your discussion under this section to include the following items:
   - Please disclose the name of any customer to whom sales equal or exceed ten percent or more of your consolidated revenues. See Item 101(c)(1)(vii) of Regulation S-K. On page 5, we note you had one such customer for 2006 and 2007;
   - If material, please provide the information relating to research and development activities, as required by Item 101(c)(1)(xi) of Regulation S-K. On page 17, we note that you operate a research center in Livingston, New Jersey;
   - Please discuss in greater detail the availability of the raw materials used in your manufacturing and construction operations. See Item 101(c)(1)(iii) of Regulation S-K; and
   - Please disclose in greater detail the principal methods of competition in the markets in which you compete. See Item 101(c)(1)(x) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 26

3. Please expand/revise the discussion of your results of operations for each period presented to address the following:
   - Please provide a more comprehensive analysis of factors that impacted your operating revenues, cost of operating revenues, contract profit, and expenses. For example, your discussion of the changes in revenues from 2006 to 2007 appears to focus on flow through revenues which comprised only half of the total increase. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.
   - Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion that the increase in operating revenues reflects your success in meeting the strong demand in both of your segments does not adequately explain why there was a 46.1% increase in operating revenues for fiscal year 2007.
   - Discuss the extent to which material increases in operating revenues are attributable to increased volumes of work, or introduction of new projects. For example, on page 33, you indicate that the increase in operating revenues in fiscal 2007, compared to fiscal 2006, reflects increased volumes of work at your Global E&C Group operating units without further analysis as to why this occurred or whether this was a one-time event or may continue in the

> future and the impact on future operating revenues. In addition, you mention that major projects in North America, South America, Asia, Australasia, Europe and the Middle East led the increases in activities, however, your discussion does not include an analysis of how much operating revenues increased in each geographic area or the increase in the number of projects or dollar amounts of new projects in these areas.
> - Discuss to the extent of which material changes in EBITDA are attributable to increased volumes of work and sustained margins in your business segments. Please attempt to quantify the impact of the increased volume of work and sustained margins. Please also quantify and discuss the impact of your 21% increase in direct technical manpower.
> - Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.
>
> Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Liquidity and Capital Resources, page 38

Operating Activities, page 45

4. You indicate that net cash provided by operations was $425.2 million in fiscal year 2007, compared to $263.7 million and $50.8 million of cash provided by operations in fiscal years 2006 and 2005. You indicate that cash provided by operations in fiscal year 2007 was attributable primarily to strong operating performance, partially offset by pension contributions and asbestos liability indemnity payments of $45.0 million and $19.0 million. However, you provide no underlying analysis as to whether this development is temporary, or simply expected to continue. Your cash provided by operating activities has increased 61.2% from the prior fiscal year however you have not provided any in-depth analysis as to the medium-term and long-term impact and strategic direction of this development or business reasons for the significant increase. It is unclear whether you continue to expect net cash provided by operating activities to increase or whether you expect cash flows from operations to decrease in the future. Please revise to provide more in-depth analysis regarding the significant changes in your cash flows from operations for all periods presented.

Financial Statements

1. Summary of Significant Accounting Policies, page 66

Restricted Cash, page 68

5. Your disclosures on page 68 indicate that restricted cash primarily consists of
    three components, which are cash held by special-purposes entities and restricted
    for debt service payments, cash held to collateralize letters of credit and bank
    guarantees and client funds held in escrow. Please tell us how you determined
    that changes in the restricted cash amounts for each of these components should
    be classified as investing activities pursuant to paragraph 18 of SFAS 95.

5. Equity Interest, page 78

6. It appears based upon your disclosures on page 78 that your recognized no
    liabilities in connection with your guarantees of the performance obligations of
    your Chilean and Chinese projects either at inception or as of December 31, 2007.
    Please tell us and revise your future filings to more clearly explain what
    consideration you gave to paragraphs 9 and 10 of FIN 45 in arriving at your
    conclusion.

17. Business Segments, page 103

7. On page 104, your current disclosure only includes third-party revenues classified
    by the major geographic areas in which the project in being executed. If revenues
    from external customers attributed to an individual foreign country are material,
    those revenues should be disclosed separately. See paragraph 38 of SFAS 131.

8. On page 104, you indicate that one client accounted for approximately 12% and
    13% of your consolidated revenues in fiscal years 2007 and 2006. Please disclose
    the name of the client which in the aggregate constituted 10% or more of your
    consolidated revenues since it appears the loss of this customer would have a
    material adverse effect on your business as a whole. Refer to Item 101(c)(1)(vii)
    of Regulation S-K.

9. Please revise to present amounts attributable to the elimination or reversal of
    transactions between reportable segments in a column separate from the C&F
    Group. To the extent applicable, please also disclose the basis of accounting for
    any transactions between reportable segments. Refer to paragraph 31 of SFAS
    131.

19. Litigation and Uncertainties, page 108

Asbestos, page 108

10. You indicate that you worked with Analysis Research Planning Corporation to estimate the amount of asbestos-related indemnity and defenses costs for the next 15 years. You also indicate that you worked with Peterson Risk Consulting to review your estimate of the value of the settled insurance asset and assist in the determination of your unsettled asbestos insurance asset. Given that your Form 10-K for the year ended December 28, 2007, appears to be incorporated by reference to various Forms S-3 and S-8, please tell us how you determined that a currently signed consent is not required to be filed with your Form 10-K in accordance with Rule 436(b) of Regulation C. Otherwise, please revise your disclosure here and throughout your filing to eliminate references to Analysis Research Planning Corporation and Peterson Risk Consulting.

Definitive Proxy Statement on Schedule 14A filed on March 25, 2008

Compensation Discussion and Analysis, page 20

11. Your disclosure indicates that you may have engaged in benchmarking of base salaries or other material elements of compensation. For example, we note the disclosure concerning Hewitt's peer group analysis of compensation. Please identify your benchmarks, including their components and component companies. Alternatively, please tell us why you do not believe that you engage in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.

12. On page 25, we note that the performance target under the STI plan was consolidated net earnings, as adjusted for certain operating and non-operating items and exclusions. Please quantify this target and describe how consolidated net earnings was calculated, including how it was adjusted.

13. Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your compensation discussion and analysis section to discuss in more detail your principal executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

14. Please consider expanding your compensation discussion and analysis section to include the following:

- How each compensation element and decisions regarding that element affect decisions regarding other compensation elements. See Item 402(b)(1)(vi) of Regulation S-K;
- How individual performance goals and the elements of executive officer performance that are taken into account when making awards pursuant to your STI and LTI plans. See Item 402(b)(2)(vii) of Regulation S-K;
- The specific items of corporate performance taken into account in considering awards under the LTI plan and any associated target levels. See Item 402(b)(2)(v) of Regulation S-K; and
- Your policies, if any, regarding the adjustment or recovery of awards if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the awards. See Item 402(b)(2)(viii) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief